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Exhibit 12.1

ECOLAB INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007	2006
Earnings
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	329,710	420,769	444,546	498,182	567,224	455,118	433,387
Fixed charges, as computed below	73,965	77,219	78,122	83,538	86,829	72,466	64,110

Total earnings including fixed charges	403,675	497,988	522,668	581,720	654,053	527,584	497,497
Fixed Charges
Interest Expense and amortized premiums, discounts and capitalized expenses related to indebtedness	48,101	49,959	49,247	51,093	52,058	44,235	38,032
Appropriate portion (1/3) of rentals	25,864	27,260	28,875	32,445	34,771	28,231	26,078

Total fixed charges	73,965	77,219	78,122	83,538	86,829	72,466	64,110
Ratio of earnings to fixed charges	5.46	6.45	6.69	6.96	7.53	7.28	7.76

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  Exhibit 12.1